UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Prestige Wealth Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), is furnishing this Form 6-K/A (the “Amendment”) to amend an error regarding the record date of the 2023 Extraordinary General Meeting of shareholders found in the Form 6-K (the “Original Filing”) filed on December 13, 2023. The record date of the 2023 Extraordinary General Meeting of shareholders is December 11, 2023. The remainder of the information contained in the Original 6-K remains unchanged.

In connection with the 2023 Extraordinary General Meeting of Shareholders of Prestige Wealth Inc., the Company hereby furnishes the following documents:

1

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2023 Extraordinary General Meeting of Shareholders, dated December 13, 2023, to be mailed to shareholders of the Company in connection with the 2023 Extraordinary General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2023 Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: December 15, 2023	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

3